

INTERNATIONAL
Member of RZB Group

Raiffeisen International Bank-Holding AG

Am Stadtpark 9

A-1030 Vienna

Austria

Tel: + 43 171707 2089

Securities and Exchange Commission

Division of Corporation Finance

Office of International Corporate Finance

100 F Street, NE

Washington, DC 20549

07025339

SUPPL

16th July 2007

Reference: Raiffeisen International Bank-Holding AG
<u>Information pursuant to Rule 12g3-2(b) for File No.82-34958</u>

Dear Sir/Madam

Raiffeisen International Bank-Holding AG has been granted an exemption pursuant to Rule 12g3-2(b) under the Securities Act of 1934.

Please find enclosed with this letter a copy of all information required to be submitted to the Securities and Exchange Commission pursuant Rule 12g3-2(b), which we have published since we last sent you information on the 13th July 2007.

If you have any further questions please do not hesitate to contact me.

Yours faithfully,

Alisdair Swanney

Investor Relations

Raiffeisen International Bank-Holding AG – *Member of RZB Group* A-1030 Vienna • Am Stadtpark 9 • Phone +43 1 71707 0 • Fax
+43 1 71707 3486 Postal address A-1011 Vienna • P.O. Box 50 • Seat of the company in Vienna • Registered under FN 122.119 m Handelsgericht Wien



Date	Total Shares	Share of Capital Stock	Weighted Average per Share	Highest Price per Share	Lowest Price per Share	Value of Shares Bought Back
19.10.2005[1]	88.000	0,06%	€ 50,02	€ 50,75	€ 49,33	€ 4.401.600
28.10.2005[1]	7.260	0,01%	€ 50,60	€ 50,61	€ 50,56	€ 367.356
23.06.2006[2][4]	67.000	0,05%	€ 58,33	€ 58,33	€ 58,33	€ 3.908.110
26.06.2006[2][4]	57.500	0,04%	€ 58,42	€ 58,42	€ 58,42	€ 3.359.150
27.06.2006[2][4]	42.500	0,03%	€ 59,00	€ 59,00	€ 59,00	€ 2.507.500
11.05.2007[2]	35.000	0,02%	€ 98,85	€ 100,70	€ 97,50	€ 3.459.855
14.05.2007[2]	14.050	0,01%	€ 101,86	€ 102,00	€ 101,01	€ 1.431.133
15.05.2007[2]	6.000	0,00%	€ 101,75	€ 102,00	€ 101,21	€ 610.488
16.05.2007[2][4]	30.886	0,02%	€ 104,50	€ 104,50	€ 104,50	€ 3.227.587
02.07.2007[3][5]	186.040	0,13%	€ 32,50	€ 32,50	€ 32,50	€ 6.046.300
Total	**534.236**	**0,37%**	**€ 54,88**	**€ 104,50**	**€ 32,50**	**€ 29.319.079**

[1] Share buy-back according to share buyback program as per extra-ordinary meeting of shareholders of 8 March 2005.

[2] Share buy-back according to share buyback program as per ordinary meeting of shareholders of 7 June 2006.

[3] Share buy-back according to share buyback program as per ordinary meeting of shareholders of 5 June 2007.

[4] OTC purchase.

[5] OTC purchase by exercising an option which was concluded prior the IPO (cf. RI Annual Report 2006, page 153).